BTMU SECURITIES, INC.
(A wholly-owned subsidiary of MUFG Americas Holdings Corporation)
(SEC I.D. No. 8-26042)

STATEMENT OF FINANCIAL CONDITION
AS OF MARCH 31, 2017
AND
REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

* * * * * * *

Filed pursuant to Rule 17a-5(e)(3) as a PUBLIC DOCUMENT
under the Securities Exchange Act of 1934.



Deloitte & Touche LLP
30 Rockefeller Plaza
New York, NY 10112-0015
USA

Tel: +1 212 492 4000
Fax: +1 212 489 1687
www.deloitte.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholder of
BTMU Securities, Inc.
1251 Avenue of Americas
New York, NY 10020-1104

We have audited the accompanying statement of financial condition of BTMU Securities, Inc. (the "Company") as of March 31, 2017, that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, such statement of financial condition presents fairly, in all material respects, the financial position of BTMU Securities, Inc. as of March 31, 2017, in conformity with accounting principles generally accepted in the United States of America.

As disclosed in Notes 2 and 3, the accompanying financial statement includes significant transactions with affiliates and may not necessarily be indicative of the conditions that would have existed or the results of operations if the Company had been operated as an unaffiliated business.

Deloitte + Touche LLP

May 23, 2017

BTMU SECURITIES, INC.
(A wholly-owned subsidiary of MUFG Americas Holdings Corporation)

Statement of Financial Condition
As of March 31, 2017

Assets		
Cash	$	73,607,799
Fees receivable from affiliates		2,630,878
Prepaid fees		23,252
Current tax assets		1,658,544
Deferred tax assets		712,758
Total assets	$	78,633,231
Liabilities and stockholder's equity		
Liabilities:		
Accrued expenses	$	3,334,127
Total liabilities		3,334,127
Commitments and contingencies (see Note 6)		
Stockholder's equity:		
Common stock $1 par value: 250,000 shares authorized, 1,000 shares issued and outstanding		1,000
Additional paid-in capital		8,182,798
Retained earnings		67,115,306
Total stockholder's equity		75,299,104
Total liabilities and stockholder's equity	$	78,633,231

See notes to statement of financial condition.

1. ORGANIZATION AND NATURE OF OPERATIONS

BTMU Securities, Inc. ("BTMUS" or the "Company") is a wholly-owned subsidiary of MUFG Americas Holdings Corporation ("MUAH"), a U.S. Intermediate Holding Company. On July 1, 2016, as a result of the requirements of the U.S. Federal Reserve Board's final rules for Enhanced Prudential Standards, The Bank of Tokyo-Mitsubishi UFJ, Ltd. ("BTMU"), a wholly-owned subsidiary of Mitsubishi UFJ Financial Group, Inc. ("MUFG") and incorporated in Japan, transferred all its interest in the Company to MUAH. MUAH is jointly owned by BTMU and MUFG.

The Company is a registered broker-dealer with the Securities and Exchange Commission ("SEC") and a member of the Financial Industry Regulatory Authority ("FINRA"). The Company primarily refers corporate institutions seeking to raise capital through the debt or equity capital markets as potential issuers to other broker-dealers who are authorized to conduct underwriting activities. The Company is also approved to conduct corporate advisory services and private placements.

2. SIGNIFICANT ACCOUNTING POLICIES

Basis of presentation. The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America ("GAAP"). The preparation of the Statement of Financial Condition in conformity with GAAP requires management to make estimates and assumptions that affect the amounts reported in the Statement of Financial Condition and notes to the Statement of Financial Condition. These estimates include, but are not limited to, certain personnel expenses, including bonuses and employee benefits, and the determination of deferred tax assets. Actual results could differ from those estimates.

Cash. Cash is comprised of unrestricted interest-bearing and non-interest bearing deposits with banks.

Fees receivables from affiliates. The Company has fees receivables from MUFG Securities Americas Inc. ("MUSA") and from MUFG Union Bank, N.A. ("MUB").

The Company offers to MUSA the opportunity to engage in underwriting and other activities for corporate clients which the Company covers from a relationship management standpoint. At March 31, 2017, the fees receivable include referral fees from MUSA for these activities.

The Company receives a fee reimbursement from MUB for services provided.

The Company expects that all outstanding fees receivable at March 31, 2017 will be collected and as a result, no reserves are required.

Income taxes. Deferred tax assets and liabilities are calculated and determined using the asset and liability method under which deferred tax assets and liabilities are determined based upon temporary differences between the financial statement and income tax bases of assets and liabilities, using currently enacted tax rates. Deferred tax assets are required to be reduced by a valuation allowance to the extent that, based on the weight of available evidence, it is more likely than not that the deferred tax assets will not be realized. It is the Company's policy to record interest and penalties related to income tax as part of

the Income tax provision in the Statement of Income and Current tax liabilities in the Statement of Financial Condition. The Company files its federal taxes as part of a consolidated return filed by MUAH; its state and local filings include both separate and group filings depending on the state. A formal tax sharing agreement is in place, as discussed in Note 4 The Company believes the method for allocating income tax expense is systematic, rational, and consistent with the principles of ASC 740, *Income Taxes.*

Accrued expenses. Accrued expenses are predominantly comprised of personnel expenses (including bonuses and deferred compensation costs), professional fees, and regulatory assessments. Amounts include $2.4 million of third-party transactions and $0.9 million of service charges payable to affiliates (see Note 3).

Service fees from affiliates. The Company receives fee reimbursements from MUB for services provided by the dual-hat employees under a cost-plus arrangement. Under the cost-plus arrangement, the Company receives reimbursements related to the expenses that the Company incurs, plus a markup. The expenses subject to reimbursement include personnel, service charges, professional fees, association dues, service contracts, occupancy and other. These fees are accrued monthly and received on a regular basis.

Referral fees. The Company's registered relationship managers refer corporate clients to other broker-dealers, therefore providing the other broker-dealers the opportunity to engage in investment banking transactions with these clients. The Company earns referral fees from the other broker-dealers when the investment banking activities for referred clients are substantially complete. Referral fees revenues are based on contractually agreed upon rates. Referral fees revenue relating to underwriting commitments is recognized when all significant items relating to the underwriting cycle have been completed by the other broker-dealer and the amount of the underwriting revenue has been determined. Generally, this would occur on trade date when the deal is launched into the primary market.

Personnel expenses. Certain employees of MUB are also employees of the Company. The personnel expense apportionment for these employees is based on a systematic, rational and consistent approach, which identifies the employees' business commitment and support provided to the Company. The apportionment is based on the employees' total annual remuneration (including salaries, bonuses, and allocated cost of benefits) and is recorded on a monthly basis.

Service charges. The Company receives services from various affiliates, including management and professional services, computer operations and administrative support, financial reporting, compliance monitoring, infrastructure and other support functions. The charges for the services are determined based on the direct costs incurred, plus a markup. The direct costs include, but are not limited to, the salaries, bonuses, and employee benefits relating to the services provided to the Company.

Recent Accounting Developments

Revenue Recognition. In May 2014, the Financial Accounting Standards Board ("FASB") issued Accounting Standards Update ("ASU") 2014-09, *Revenue from Contracts with Customers* ("ASU 2014-09"), which clarifies the principles for recognizing revenue and develops a common revenue standard for GAAP and International Financial Reporting Standards ("IFRS"), as well as creates the new FASB ASC 606, *Revenue from Contracts with Customers.* The amendments in this update had been effective for annual reporting periods beginning after December 15, 2016. In August 2015, ASU 2015-14, *Revenue*

from Contracts with Customers – Deferral of the Effective Date ("ASU 2015-14") deferred the effective date of ASU 2014-09 to annual reporting periods beginning after December 15, 2017. The Company is currently assessing the impact of ASU 2014-09 and ASU 2015-14 on its Statement of Financial Condition.

Going Concern. In August 2014, the FASB issued ASU 2014-15, *Presentation of Financial Statements – Going Concern* ("ASU 2014-15"). Substantial doubt about an entity's ability to continue as a going concern exists when relevant conditions and events, considered in the aggregate, indicate that it is probable that the entity will be unable to meet its obligations as they become due within one year after the date that the financial statements are issued (or available to be issued). If conditions or events raise substantial doubt about an entity's ability to continue as a going concern, but the substantial doubt is alleviated as a result of consideration of management's plans, the entity should disclose information that enables users of the financial statements to understand a) those principal conditions or events that raise substantial doubt about the entity's ability to continue as a going concern, b) management's evaluation of the significance of those conditions or events in relation to the entity's ability to meet its obligations and c) management's plans that alleviate substantial doubt about the entity's ability to continue as a going concern. If the substantial doubt is not alleviated after consideration of management's plans, an entity should disclose in the footnotes that there is substantial doubt about the entity's ability to continue as a going concern within one year after the date that the financial statements are issued (or available to be issued). The amendments in ASU 2014-15 are effective for the annual period ending after December 15, 2016. The adoption of this guidance did not have a material impact on its Statement of Financial Condition and related disclosures.

3. TRANSACTIONS WITH AFFILIATES

The Statement of Financial Condition includes significant transactions with affiliates and is not necessarily indicative of the conditions that would have existed if the Company had operated as an unaffiliated business.

Beginning April 1, 2016, the Company receives fee reimbursements from MUB. As of March 31, 2017, the total receivable for reimbursements from MUB was $1.9 million.

During the year ended March 31, 2017, the Company continued to earn referral fees on referrals to MUSA for specified customers. As of March 31, 2017, total referral fees receivable was $0.7 million.

The Company has $54.1 million of its cash held at MUB.

The Company's employees are dual-hat employees who provide services for both the Company and MUB.

The Company receives services from various affiliates, including management and professional services, computer operations and administrative support, financial reporting, compliance monitoring, infrastructure and other support functions. As of March 31, 2017, service charges payable to affiliates was $0.9 million and are included in Accrued expenses in the Statement of Financial Condition.
MUAH has an operating lease for office space, and allocates all direct costs incurred on the lease to other affiliates occupying the space, including the Company.

BTMU SECURITIES, INC.
(A wholly-owned subsidiary of MUFG Americas Holdings Corporation)

Notes to Statement of Financial Condition
As of March 31, 2017

4. INCOME TAXES

The Company files its federal taxes as a standalone company; its state and local filings include both separate and group filings depending on the state. Certain states assess income tax on a company-specific basis; others (primarily New York State, New York City, California, Massachusetts and Texas) assess income tax on a unitary or combined basis. Each entity included in the unitary returns consisting of affiliated MUFG entities within the U.S. (collectively the "Group") pays the tax on its share of the Group's income apportioned to the state. The Company made certain estimates with respect to the computation of its share of the unitary income tax, including estimates for Group income and allocation percentages. There is a formal tax sharing agreement in place to allocate unitary taxes using a systematic and rational method.

The tax effects of temporary differences that give rise to deferred tax assets and liabilities are as follows:

	March 31, 2017
Deferred tax assets:	
Personnel bonuses	$ 484,365
Deferred compensation costs	70,914
Accrued professional fees	79,529
Pension expenses	8,984
State tax reserves	91,000
Gross deferred tax assets	734,792
Deferred tax liabilities:	
Accrued state tax refunds	22,034
Gross deferred tax liabilities	22,034
Net deferred tax assets	$ 712,758

No valuation allowance was required for the deferred tax assets as of March 31, 2017 as the Company believes it is more likely than not that all deferred tax assets will be realized.

There were no uncertain tax positions as of or during the fiscal year ended March 31, 2017.

The periods under audit or open to examination in Federal, State and City jurisdictions are the years ended March 31, 2014 through 2017.

5. NET CAPITAL REQUIREMENTS AND RESERVE REQUIREMENTS

The Company is a registered broker-dealer with the SEC and is subject to the Uniform Net Capital Rule pursuant to Rule 15c3-1 under the Securities Exchange Act of 1934, which requires the maintenance of minimum net capital, as defined, equal to the greater of $5,000 or 6-2/3% of total aggregate indebtedness. At March 31, 2017, the Company's net capital was $16.2 million, which was $16.0 million in excess of the $0.2 million requirement and its ratio of aggregate indebtedness to net capital was approximately 0.2058 to 1.

The Company does not carry customer accounts, hold customer funds or clear through other broker-dealers and, accordingly, is exempt from the provisions of SEC Rule 15c3-3, pursuant to section k(2)(i).

6. COMMITMENTS AND CONTINGENCIES

In accordance with ASC 450, *Accounting for Contingencies*, the Company's policy regarding legal and other contingencies is to accrue a liability when it is probable that a loss has been incurred and the amount of the loss can be reasonably estimated. At March 31, 2017, there were no outstanding commitments and contingencies, and therefore, no accrual is necessary.

7. SUBSEQUENT EVENTS

Management of the Company has evaluated subsequent events through May 23, 2017, the date the Statement of Financial Condition were available to be issued.

Commencing April 1, 2017, the Company no longer provides referral fee services to MUSA.

Management did not identify any other subsequent events requiring adjustments to or disclosures in the Statement of Financial Condition.

* * * * * *